                                                                 EXHIBIT (a)(11)

English Translation of the Japanese press release to be issued by Benesse Corporation dated April 7, 2001.


                                                                   April 7, 2001
To whom it may concern:


                                        Name of Company:  Benesse Corporation
                                        Representative:   Director President,
                                                          Soichiro Fukutake
                                        (Code Number 9783 Tokyo Stock Exchange,
                                        Osaka Securities Exchange 1st section)
                                        Contact Information: Head of General
                                        Administration Division, Kazuo Yamakawa
                                        (Tel. 086-221-5213)

      Announcement Regarding the Tender Offer for the Minority-Held Shares of Berlitz International, Inc. of the United States

         As announced in our press release of December 30, 2000, Benesse proposed to a Special Committee comprised of the outside directors of Berlitz to acquire, through our wholly-owned American subsidiary Benesse Holdings International, Inc. (BHI), the minority shareholdings of Berlitz at US $12.00 per share making Berlitz into a wholly-owned subsidiary.

         The Special Committee, with the help of independently retained financial and legal advisors, reviewed the fairness of the offer price from the perspective of protecting the interests of the minority shareholders. As a result, the Special Committee agreed with Benesse to an offer price of US$14.50 per share. BHI thereafter commenced the tender offer on April 6, 2001 to acquire the Berlitz shares.

         Furthermore, the estimated total purchase price for this transaction is approximately US$37 million (JPY 4,600,000,000).

1.       Purpose of the Tender Offer
         Benesse views this proposal as a way to increase the speed and flexibility of management of the Benesse Group. Although Berlitz is a subsidiary of Benesse, it is listed on the New York Stock Exchange. As a result, the business of Berlitz has been developed keeping in mind the interests of an indeterminate number of shareholders. However, if Berlitz becomes a wholly-owned subsidiary of Benesse, it will be free to develop its business based on the management strategies of the Benesse Group.

2.       General description of the proposed offer.

(1) General description of the target company

         a. Name:                   Berlitz International, Inc.

          b.  Main  Business:       Language instruction, document translation
                                    and publishing. Berlitz is a language
                                    education and related services company with language centers in over 50 countries worldwide.

         c. Establishment Date:     July 1, 1878

         d.  Headquarters:          400 Alexander Park, Princeton, NJ 08540-6306
                                    U.S.A.

         e. Representative:         Vice Chairman  James R. Kahl

         f. Capital:                US$1,005,000

         g. Five Year Performance Trend:

                                                              (in US$ 000s)
--------------------------------------------------------------------------------
Fiscal Year            1996         1997       1998         1999       2000
--------------------------------------------------------------------------------
Sales               369,622      397,209      436,303      446,181       480,208
--------------------------------------------------------------------------------
Net (Loss)
Income                3,803         (934)       2,082      (13,084)    (12,760)
--------------------------------------------------------------------------------
(Source: Berlitz 10-K)

         h. Benesse Shareholdings:

         Name                                 Number of shares held    Ratio
--------------------------------------------------------------------------------
Benesse Holdings International, Inc.                6,972,138          73.03%
--------------------------------------------------------------------------------
Benesse Corporation                                    13,200           0.14%

         * Benesse Holdings International, Inc. is Benesse's holding company in the United States. The Representative Director of Benesse, Soichiro Fukutake, is also the Chairman of the Board of Benesse Holdings International,Inc.

         i. Relationship to Benesse:        Berlitz is a United States
                                            subsidiary of Benesse. The
                                            Representative Director of Benesse,
                                            Soichiro Fukutake, is also the
                                            Chairman of the Board of Berlitz.

(2) Class of Target Shares:                 Common Stock

(3) Timing of Offer:                        April 6 - May 3 (local time)

(4) Offer Price:                    US$14.50 per share

(5) Outstanding Shares of Berlitz:  9,546,536 (*)

      *As of December 31, 2000 (Source: Berlitz Annual Report on Form 10-K)

The foregoing is a fair and accurate English translation of the Japanese language press release to be issued in Japan by Benesse Corporation.

Date:    April 6, 2001

                               BENESSE CORPORATION



                             By: /s/ Naoto Sugiyama
                             ------------------------------
                             Name:  Naoto Sugiyama
                             Title: General Manager, Finance and IR
                             Department